NewGenIvf Group Limited

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

May 12, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Conlon Danberg and Lauren Nguyen

Re:	NewGenIvf Group Limited Registration Statement on Form F-1 Filed on September 18, 2025 File No. 333-290352

Ladies and Gentlemen:

We refer to the abovementioned registration statement (File No. 333-290352) which was filed on September 18, 2025. Pursuant to Rule 477 under the Securities Act of 1933, as amended, NewGenIvf Group Limited (the “Company”) hereby applies for the withdrawal of the Registration Statement and requests that the U.S. Securities and Exchange Commission (the “Commission”) consents thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the offering and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

I thank the Staff for its cooperation during this process.

If you have any questions regarding this letter, please contact the Company’s Chairman and Chief Executive Officer, Alfred Siu +852 2861 1666 or by email at alfred.siu@newgenivf.com.

[Signature Page Follows]

Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

May 12, 2026

Very truly yours,

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
	Name:	Wing Fung Alfred Siu
	Title:	Chief Executive Officer

Via E-mail:

cc:	Steve Lin Han Kun Law Offices LLP